Exhibit 99.1a

ZenaTech, Inc.

Consolidated Statements of

Financial Position

For the Nine Months Ended September 30, 2024

and September 30, 2023

Expressed in Canadian Dollars

Unaudited

ZenaTech, Inc.

Consolidated Statement of Financial Position

Expressed in Canadian Dollars

(Unaudited)

		As of	As of
		September 30,	December 31,
	Notes	2024	2023
Assets
Current assets
Cash	3	$130,844	$1,184
Accounts receivable, net	3	1,327	46,448
Short-term advance to affiliate for future services	15	1,963,648	2,500,000
Other current assets	3, 11	276,206	23,733
Total current assets		2,372,025	2,571,365
Long–term assets
Notes receivable	5	5,473	21,927
Note receivable from affiliate	4, 15	341,850	341,850
Long-term advance to affiliates	15	9,990,553	4,623,155
ROU asset	3	211,885	250,487
Product development costs, net	3, 4, 6	5,109,053	4,705,038
Fixed assets, net	7	62,859	31,332
Drone patent	2, 11, 15	1,440,000	1,440,000
Goodwill	3, 8,18	2,468,722	2,468,722
Total long–term assets		19,630,395	13,882,511
Total assets		$22,002,420	$16,453,876
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$598,132	$290,367
Lease liability	3	54,201	51,097
Deferred revenue	3	726,692	603,875
Line of credit	9	134,441	132,095
Total current liabilities		1,513,466	1,077,434
Long–term liabilities
Long-term lease obligation	11	161,697	194,566
Loans payable	3	9,192,684	7,862,130
Total long–term liabilities		9,354,381	8,056,696
Total liabilities		10,867,847	9,134,130
Shareholders’ equity
Share capital	11	5,192,495	5,052,955
Contributed surplus		11,171,803	6,345,940
Foreign currency translation reserve	2	(121,834)	(36,787)
Accumulated deficit		(5,107,890)	(4,042,362)
Total shareholders’ equity		11,134,574	7,319,746
Total liabilities and shareholders’ equity		$22,002,420	$16,453,876

See Nature of Operations (Note 1) and Subsequent Events (Note 19)

For Bansal & Co., LLP	For ZenaTech, Inc.
Chartered Accountants	Approved and authorized for issuance by the Board of Directors

/s/ SK Bansal	/s/ Shaun Passley	/s/ Craig Passley
S.K. Bansal	Shaun Passley, PhD	Craig Passley
Partner	Chief Executive Officer	Director
Date: November 13, 2024	Date: November 13, 2024	Date: November 13, 2024
Place: New Delhi, India	Place: Toronto, ON	Place: Vernon Hills, Illinois
	Canada	United States of America

ZenaTech, Inc.

Consolidated Income Statements of Comprehensive Loss

Expressed in Canadian dollars

For the Nine Months Ended

September 30, 2024, and 2023

(Unaudited)

	For the Three-Month Period		For the Nine Months Ended
	July 1 to September 30		September 30
	2024	2023	2024	2023

Revenue	$327,878	$266,190	$1,290,306	$1,123,420
General and administrative expenses
Amortization and depreciation (notes 3, 6, and 7)	69,316	72,320	203,689	191,492
Bad debts (note 3)	-	8,092	–	8,092
Finance expenses (note 13)	173,403	130,413	492,205	331,181
Programming and support fees	4,112	3,390	30,831	134,610
Professional fees	194,264	30,331	348,578	117,228
Wages and benefits (note 3)	69,734	131,733	220,825	554,985
Stock–based compensation (notes 12, 15)	-	–	32,000	–
Stock issued for services (notes 12, 15)	200,000	–	533,333	–
General, administrative, and other	322,055	110,162	515,549	305,260
Total general and administrative expenses	1,032,884	486,441	2,377,010	1,642,848
Net income (loss) before other income (expenses)	(705,006)	(220,251)	(1,086,704)	(519,428)
Other income (expenses)
Interest income (expense) (note 5)	6,837	–	20,511	–
Foreign currency exchange (loss)/gain (note 2)	10,107	167	665	(801)
Income tax recovery (expense) gain (note 18)	–	1,061	–	3,157
Net income (loss) for the period	(688,062)	(219,023)	(1,065,528)	(517,071)
Other comprehensive items
Foreign currency translation reserve gain/(loss)	(109,295)	9,044	(85,047)	(9,899)
Comprehensive income (loss) for the period	$(797,357)	$(209,979)	$(1,150,575)	(526,971)
Basic loss per common share	$(0.05)	$(0.01)	$(0.07)	(0.03)
Diluted loss per common share	$(0.05)	(0.01)	$(0.07)	(0.03)
Basic common shares outstanding	17,308,315	16,843,182	17,308,315	16,843,182
Weighted average number of common shares outstanding	17,064,892	16,843,182	17,064,892	16,843,182

For Bansal & Co., LLP
Chartered Accountants

/s/ SK Bansal
S.K. Bansal
Partner
Date: November 13, 2024
Place: New Delhi, India

ZenaTech, Inc.

Consolidated Statements of Changes in Shareholder’s Equity (Deficiency)

Expressed in Canadian Dollars

For the Nine Months Ended

September 30, 2024, and 2023

(Unaudited)

	Common	Common	Contributed	Foreign	Accumulated	Total
	Shares	Shares	Surplus	Currency	Deficit	Shareholder
	Number	Amount		Translation		Equity
Balance, December 31, 2022	16,843,182	5,052,955	6,345,940	(26,345)	(3,800,858)	7,571,692
Foreign currency translation reserve	–	–	–	(9,899)	–	(9,899)
Net loss, nine months - September 30, 2023	–	–	–	–	(517,071)	(517,071)
Balance as of September 30, 2023	16,843,182	$5,052,955	$6,345,940	$(36,244)	$(4,317,929)	$7,044,722
Balance as of December 31, 2023	16,843,182	$5,052,955	$6,345,940	$(36,787)	$(4,042,362)	$7,319,746
Share issuances for director services	6,667	2,000	30,000	–	–	32,000
Share issuance for services to Maxim Group	166,667	50,000	750,000	–	–	800,000
Fractional shares – reverse Split 1 for 6 (post-split shares =17,016,486)	(30)	(9)	9	–	–	–
Star Financial Corporation debt conversion	49,088	14,726	680,545	–	–	695,272
GG Mars Capital, Inc. debt conversion	55,396	16,619	767,998	–	–	784,617
Jacob D. Sherman, debt conversion	9,728	2,918	134,867	–	–	137,785
Nancy A. Cowden debt conversion	116,732	35,020	1,618,347	–	–	1,653,367
LoneStella, LLC debt conversion	60,885	18,266	844,096	–	–	862,362
Foreign currency translation reserve	–	–	–	(84,382)	–	(84,382)
Net loss, nine months - September 30, 2024	–	–	–	–	(1,150,575)	(1,150,575)
Balance as of September 30, 2024	17,308,315	$5,192,495	$11,171,803	$(121,169)	$(5,192,937)	$11,050,191

For Bansal & Co., LLP
Chartered Accountants

/s/ SK Bansal
S.K. Bansal
Partner
Date: November 13, 2024
Place: New Delhi, India

ZenaTech, Inc.

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

For the Nine Months Ended

September 30, 2024, and 2023

(Unaudited)

	For the Nine Months Ended
	September 30,	September 30,
	2024	2023
Operating Activities
Net loss for the period	$(1,065,528)	(517,071)
Item not affecting cash:
Amortization and depreciation	203,689	191,492
Bad debts	–	8,092
Deferred income tax expense	–	(3,158)
Finance expenses	448,316	232,824
Stock–based compensation	32,000	–
Stocks issued for services	533,333	(13,300)
Lease obligation	(33,776)	–
Changes in non–cash working capital:
Accounts receivable	45,121	80,868
Other current assets	14,194	25,258
Accounts payable and accrued liabilities	243,126	75,124
Deferred revenue	122,817	(201,040)
Change in long-term due from affiliate	(4,831,046)	(2,143,503)
Cash Provided by (Used in) Operating Activities	(4,287,754)	(2,264,414)
Investing Activities
Purchase of equipment	(40,005)	–
Note receivable – principal	5,621	17,093
Product development costs	(391,885)	(468,614)
Cash Provided by (Used in) Investing Activities	(426,269)	(451,521)
Financing activities
Borrowings under line of credit	584,267	2,661,662
Proceeds from issuance of debentures	377,713	–
Stock issuances	4,133,403	–
Repayment of long-term debt	(158,926)	(134,162)
Cash Provided by (Used in) Financing Activities	4,936,457	2,527,500
Effect of foreign exchange on cash	(92,774)	(7,500)
Change in cash	129,660	195,934
Cash, beginning of the year	1,184	200,792
Cash, End of the Period	$130,884	4,858
Cash and Cash Equivalents Consist of:
Cash held in banks	$130,884	4,858

For Bansal & Co., LLP
Chartered Accountants

/s/ SK Bansal
S.K. Bansal
Partner
Date: November 13, 2024
Place: New Delhi, India

1.NATURE OF OPERATIONS

ZenaTech, Inc. (“ZenaTech” or the “Company”) was incorporated by Articles of Incorporation in the State of Illinois, United States of America (“USA”), on August 31, 2017, under the name ZenaPay, Inc. On August 11, 2020, the name of the Company was changed to ZenaDrone, Inc., and on October 5, 2020, to ZenaTech, Inc. to better reflect the business of the Company and its corporate organization.

Until November 30, 2018, the Company was a wholly owned subsidiary of Epazz, Inc. (“Epazz”), after which it was restructured as a separate entity by way of a stock dividend to Epazz shareholders. On December 14, 2018, the Company was domiciled in British Columbia, Canada, through Articles of Continuance pursuant to the provisions of the Business Corporation Act (British Columbia).

The Company’s principal address and office is located at Suite 1404, 69 Yonge Street, Toronto, Ontario M5E 1K3. The Company’s registered and records office is located at Suite 700 – 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, Canada.

The Company is not currently a reporting issuer in any jurisdiction and none of its securities are currently listed or quoted for trading on any stock exchange.

ZenaTech, Inc. is an enterprise software technology company specializing in the development of mission-critical cloud-based software applications that can be integrated with smart hardware to create innovative solutions for companies in a variety of industries. The Company, through its wholly owned subsidiaries, currently conducts business in the operating segments listed below.

•ZenaTech, Inc. (“ZenaTech”), originally incorporated under the name ZenaPay, Inc., a British Columbia, Canada, company, provides cloud-based enterprise software solutions for e-commerce industry,

•PacePlus, Inc.(“PacePlus”) is a Wyoming, USA corporation that provides cloud-based enterprise software solutions for the medical records industry with its subsidiaries,

oSystemView, Inc. (“SystemView”) is a Wyoming, USA corporation that provides software solutions for the automated facility management industry, and,

oZigVoice, Inc. (“ZigVoice”) is a Wyoming, USA corporation that provides software solutions for the contact center industry.

•WorkAware, Inc. (“WorkAware”), a British Columbia, Canada corporation, which provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including for field management services,

•TillerStack, GmbH., a German corporation which provides cloud-based enterprise field service management software and mobile solutions for a variety of industries.

•WorkAware, Inc. (“WorkAware”), an Ontario, Canada corporation that provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including for field management services,

•PsPortals, Inc. (“PsPortals”) is a Delaware, USA corporation that provides browser-based enterprise software applications for public safety.

•ZenaDrone, Inc. (“ZenaDrone WY”) is a Wyoming, USA, company, and its subsidiaries,

oZenaDrone Limited is an Irish entity established for the Irish and European Union drone sales and drone services operations. The Company created ZenaDrone Limited to register with the Irish Aviation Authority.

oZenaDrone Manufacturing, Inc. is an Arizona corporation established to manufacture drones in the United States of America.

•ZenaDrone Trading LLC (“ZenaDrone LLC”) is a Dubai, United Arab Emirates (“UAE”) corporation established in the Middle East for the drone commercial, marketing and sales drone operations with its subsidiary,

oZenaDrone Manufacturing (FZE) (“ZenaDrone FZE”) is a Sharjah, UAE company, established in the Middle East for the manufacturing of drones and batteries.

The Company created two entities named ZenaDrone Manufacturing LLC and ZenaDrone US, LLC following a Memorandum of Understanding with NightSun, LLC in July 2023. NightSun shall receive a 51% interest in the LLC and ZenaDrone shall receive 49% interest of any sales by ZenaDrone LLC. These two entities do not have no revenue yet.

ZenaDrone WY with its subsidiaries and ZenaDrone LLC with its subsidiaries, collectively “ZenaDrone,” operate in the drone industry and have separate production processes, customers and sales distribution systems. ZenaDrone will be a separate financial reporting segment in 2024, when it will have revenue. ZenaDrone entities were a cost center for the current period and the year ended December 31, 2023.

ZenaTech, Inc. sold all ZenaPay, Inc.’s common stock to Epazz Limited, Ireland on October 2, 2023. ZenaPay, Inc., a Wyoming, USA corporation was a subsidiary of ZenaTech, Inc., a British Columbia corporation that provided cryptocurrency wallets and cloud-based enterprise software solutions for e-commerce industry.

Today ZenaTech is a group of companies that offers various world-class cloud-based software and enterprise software solutions for the medical records industry and compliance management for field management. The Company’s clients operate in a variety of industries, including agriculture. The Company is branching into the drone manufacturing industry.

ZenaTech listed its common stock on the Nasdaq.com in New York as of October 1, 2024 under the ticker ‘ZENA’. For more information, see subsequent events footnote 19.

We prepared these consolidated financial statements under a going concern basis, which presume that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company had an accumulated deficit of $(5,107,890) as of September 30, 2024, while the Company had an accumulated deficit of $(4,042,362) as of December 31, 2023. The working capital was $858,559 as of September 30, 2024, while the working capital was $1,493,931 as of December 31, 2023. Working capital is current assets minus current liabilities.

2.BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Reporting Interpretation Committee (“IFRIC”). These policies have been consistently applied to all years presented, unless otherwise stated. Expenses in the income statement are categorized based on their function within the Company in compliance with IAS 1. The reviewed consolidated financial statements have been authorized by the Company’s Board of Directors on November 12, 2024.

Basis and Principle of Consolidation

We consolidated financial statements reports for all the software-provider companies for the year ended 2023 and year 2022 according to IFRS 8, paragraph 22. We have only one reportable segment since our seven operating segments are in the technology sector and have similar operating activities. We decided this based on the type of products and services each company offers, which is software licensing and software maintenance, the nature of the production processes, which is issuing new software licenses to customers, the type or class of customer for their products and services, which is users of software, and the methods used to distribute their products and services, which is online delivery.

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income, and expenses on transactions are eliminated on consolidation. Profits or losses resulting from intercompany transactions that are recognized in assets are also eliminated. The accounting policies of subsidiaries are consistent with the policies adopted by the Company.

The consolidated financial statements include financial statements of the Company and the subsidiaries listed below:

	Country of Incorporation	Economic interests
PacePlus, Inc.	United States of America	100%
SystemView, Inc.	United States of America	100%
ZigVoice, Inc.	United States of America	100%
ZenaTech, Inc.	Canada	100%
TillerStack, GmbH.	Germany	100%
PsPortals, Inc.	United States of America	100%

Basis of Measurement

The consolidated financial statements are prepared on an accrual basis and historical cost basis, except for certain financial instruments, which are measured at fair value. These consolidated financial statements are prepared and presented in Canadian dollar (“CAD”) and represented by a dollar sign ($). The functional currency of the Company is the Canadian dollar, and the functional currency of the subsidiaries is Canadian dollar, United States of America (“USD”) dollar, and euro. In addition to Canada, the Company has operations in the United States of America and Germany.

The Company has a manufacturing facility in Lahore, Pakistan and a warehouse lease in Sharjah, UAE. ZenaTech plans to open a manufacturing facility in Nevada, USA and sales offices related to the drones in Germany, Ireland, United Arab Emirates, and United Kingdom. ZenaTech is negotiating with potential drone clients in Europe, the Middle East, Asia and South America.

Significant Accounting Estimates and Assumptions

These consolidated financial statements were prepared in conformity with International Financial Reporting Standards, or IFRS. This requires management to make assumptions, estimates, and judgments that affect the application of policies and reported amounts of assets and liabilities and disclosures of assets and liabilities at the date of the consolidated financial statements, along with reported amounts of expenses and net losses during the period. Actual results may differ from these estimates, and as such, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position reporting date that could result in a material adjustment to the carrying value of assets and liabilities, if actual results differ from assumptions made, relate to, but are not limited to, the following:

Income Taxes

The determination of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carryforwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Contingencies

The assessment of contingencies involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company and that may result in regulatory or government actions that may negatively impact the Company’s business or operations, the Company and its legal counsel evaluate the perceived merits of the legal proceeding or unasserted claim or action as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or when assessing the impact on the carrying value of the Company’s assets. Contingent assets are not recognized in the consolidated financial statements.

Business Combinations

The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable assets and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. If deemed to be an asset acquisition, acquisition considerations are allocated to assets acquired and liabilities assumed on a relative fair value basis and no goodwill is recognized.

Impairment of Non-Financial Assets

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows, management makes assumptions about future operating results. In addition, when determining the applicable discount rate, estimation is involved in determining the appropriate adjustments to market risk and asset specific risk factors.

Other Significant Judgments

−The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

−the classification of financial instruments;

−the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of accounts receivable;

−the determination of whether a set of assets acquired, and liabilities assumed constitute a business; and

−the determination of the functional currency of the company.

Foreign Currency Translation

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at the reporting period rate of exchange. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses denominated in a foreign currency are translated at the monthly average exchange rate. Gains and losses resulting from the translation adjustments are included in income.

The functional currencies for the parent company and each subsidiary are as follows:

Functional Currency
PacePlus, Inc.	United States of America dollar
SystemView, Inc.	United States of America dollar
ZigVoice, Inc.	United States of America dollar
ZenaTech, Inc.	Canada dollar
TillerStack, GmbH.	Euro
PsPortals, Inc.	United States of America dollar

Financial statements of subsidiaries for which the functional currency is not the Canadian dollar are translated into Canadian dollars as follows: all asset and liability accounts are translated at the year-end exchange rate; all earnings and expense accounts and as well as cash flow statement items are translated at average exchange rates for the year. The resulting translation gains and losses are recorded as exchange differences on translating foreign operations in other comprehensive income.

Functional Currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity. These assumptions relate to future events and circumstances. Actual results may vary and may cause significant adjustments to the Company’s assets within the next financial year.

ZenaTech made company acquisitions in United States dollars, or USD. We used US dollars to describe these transactions since they were the historical amounts. When appropriate for certain year-end balance sheet information, we converted those amounts to Canadian dollars, CAD or $, as listed on the https://www.poundsterlinglive.com.

3.SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements set out below have been applied consistently in all material respects.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of six months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. The Company had $130,844 in cash and no other cash equivalents as of September 30, 2024.

Other Current Assets

ZenaTech contracted Maxim Group services related to the Company’s listing on a relevant stock exchange in February 2024. Maxim Group’s services are for one year. The Company paid the retainer fee of $25,000 USD in cash and issued 166,667 shares of common stock, which is earned over the one-year contract.

ZenaTech had an amount of $276,206 in other current assets as of September 30, 2024, representing $800,000 in accrued expense for Maxim Group less the corresponding expense for the first three quarters of 2024. Upon listing the Company shall allow Maxim Group to purchase shares up to 7% of the shares underlying the securities issued in Financing, pay a cash fee of $250,000 upon the closing of the Company’s next financing, and issue 166,667 shares of the Company’s common stock. The Company created a yearly accrual for $800,000 representing 166,667 shares at the current share trading price of $4.80 per share or $3.54 USD and expensed each month until December 2024. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3559 CAD, as listed on https://www.poundsterlinglive.com as of July 1, 2024.

The Company had $23,733 other current assets as of December 31, 2023 representing $14,471 deferred taxes for TillerStack and other tax related amounts.

Collection Policy

When all collections activities are exhausted and an account receivable is deemed uncollected, the company creates a reserve in the allowance for doubtful accounts. Based on management experience, which may involve obtaining a legal opinion on its collectability, the company will then write off the amount uncollectible by reducing the allowance for doubtful accounts.

Long-Term Assets

The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash   expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

Product Development Costs

Product development costs are stated at cost of acquisition less accumulated depreciation and impairment losses. Depreciation is provided for on a straight-line basis over 5-15 years to write off the cost less estimated residual value of each asset over its expected useful life. The residual value is the estimated amount that would currently be obtained from disposal of the asset if the asset was already of the age and in the condition expected at the end of its useful life.

Fixed Assets

Fixed assets are recorded at its acquisition cost, which includes the costs of bringing the equipment to the condition and location for its intended use. Fixed assets are depreciated using the straight-line method over the estimated useful life of the related asset. Our German fixed assets are depreciated according to the German fixed assets laws and then written off in five years. Our equipment includes computers and related equipment and has a useful life of five years.

Drone Patent

ZenaTech acquired the permanent licensing of drone design patent number USD932369S1 in January 2022. We plan to use this licensing for drone development. This was an asset purchase paid in stock to Epazz, Inc. for $1,440,000 (notes 11 and 15).

Robotic Arm Technology

ZenaTech acquired the permanent licensing of the Robotic Arm technology in January 2022. We plan to use this license for drone development. This was an asset purchase paid in stock to Ameritek Ventures, Inc., a related party, for 3,500,000 at $0.24, or $840,000, of ZenaTech common shares and 7% of any and all sales (notes 6, 11 and 15).

Intangible Assets and Goodwill

An intangible asset is an identifiable asset without physical substance. An asset is identifiable if it is separable, or arises from contractual or legal rights, regardless of whether those rights are transferrable or separable from the Company or from other rights and obligations. Intangible assets include intellectual property, which consists of patent and trademark applications.

Intangible assets acquired externally are measured at cost less accumulated amortization and impairment losses. The cost of a group of intangible assets acquired is allocated to the individual intangible assets based on their relative fair values. The cost of intangible assets acquired externally comprises its purchase price and any directly attributable cost of preparing the asset for its intended use. Research and development costs incurred subsequent to the acquisition of externally acquired intangible assets and on internally generated intangible assets are accounted for as research and development costs.

Intangible assets with finite useful lives are amortized on a straight-line basis over the expected life of each intellectual property to write off the cost of the assets from the date they are available for use.

Goodwill represents the excess of the value of the consideration transferred over the fair value of the net identifiable assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates. We account for goodwill according to IFRS requirements.

Financial Instruments

Classification

The Company classifies its financial assets in the following measurement categories:

•those to be measured subsequently at fair value (either through OCI or through profit or loss), and

•those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Company reclassifies debt instruments when and only when its business model for managing those assets changes.

Recognition and Derecognition

Purchases and sales of financial assets in the normal course of business are recognized on trade date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether or not their cash flows are solely payment of principal and interest.

Debt Instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset.  There are three measurement categories into which the Company classifies its debt instruments:

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains or losses together with foreign exchange gains and losses. Impairment losses are presented as separate line items in the statement of profit or loss.

FVOCI:  Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains or losses. Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains or losses and impairment expenses are presented as separate line in the statement of profit or loss.

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains or losses in the period in which it arises.

Equity Instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Company’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in other gains or losses in the statement of profit or loss as applicable. Impairment losses and reversal of impairment losses on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Impairment

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at an amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Income Taxes

Current Income Tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred Income Tax

Deferred income tax is provided on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Share Capital

The Company records the proceeds from share issuances net of issue costs and any tax effects. Common shares issued for consideration other than cash are valued based on their market value at the date the common shares are issued.

Revenue

IFRS 15 – Revenue from Contracts with Customers

The Company earns its revenue from managing software derived from business to business or business to government operations. The Company is the only manufacturer of this software and it only sells software on a standalone basis directly to the end user.

Revenue is usually billed and collected at the beginning of the service period, which can be one month, three months, six months, or a year. The revenue is earned through time and recognized at the end of the reporting period. Any amount billed to customers for which services have not yet been provided is recorded as deferred revenue, which is a current liability on the balance sheet. The Company’s software revenue, which comes from software licensing, and support and maintenance agreements that are earned over a period of time, represents approximately 90%.

The Company also earns revenue from custom software programming. Most custom project-oriented software programming are derived from upgrades to software or custom programming to existing software. These projects are small and will usually end within 6-8 weeks. These custom projects are typically paid 50% upfront and the second part of the revenue is earned at the end of the project. This is a small portion of the company’s revenue, approximately 10%.

Revenue Recognition

Sale of Software Licenses

The software license at the customer’s site is sold as a one-time perpetual license. The software license sales are recognized as revenue when a fixed fee order has been received and delivery has occurred to the customer. Revenue is recognized generally upon customer acceptance (point-in-time) of the software product and verification that it meets the required specifications. Software is delivered to customers electronically.

Software as a service

Software as a service includes revenue from software licensing and delivery in which software is licensed on a subscription basis and is centrally hosted. These services often include software updates which provide customers with rights to unspecified software product upgrades and maintenance releases and patches released during the term of the support period. Contracts for these services are generally 12-36 months in length. Revenue is recognized ratably and evenly over the term of the agreement.

Maintenance and support services

The Company sells maintenance and support services which include access to technical support personnel for software and hardware troubleshooting and monitoring of the health of a customer’s network, access to a sophisticated web-portal for managing the end-to-end hardware and software digital ecosystem, and hosting support services through our network operations center, or NOC. These services provide either physical or automated remote monitoring which support customer networks 7 days a week, 24 hours a day.

These contracts are generally 12-36 months in length and generally automatically renew for additional 12-month periods unless cancelled by the customer. Rates for maintenance and support contracts are typically established based upon a fee per location or fee per device structure, with total fees subject to the number of services selected. Revenue is recognized ratably and evenly over the term of the agreement.

The Company had three major customers according to IFRS 8 paragraph 34 for the year ended December 31, 2023. These customers were Wisconsin Crime Information Bureau with 24% revenue, Liquid PC, Inc. with 22% revenue and Unisys – GA with 17% of revenue.

Earnings or Loss per Share

Basic earnings or loss per share are computed by dividing the net earnings or loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings or loss per share are computed similarly to basic earnings or loss per share except that the weighted average share outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for reporting periods beginning on or after January 1, 2019, with early application permitted.

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability is recognized at the present value of the future lease payments and discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate. A corresponding right-of-use ("ROU”) asset will be recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Over the term of the lease, financing expense is recognized on the lease liability using the effective interest rate method and charged to net income, lease payments are applied against the lease liability and depreciation on the ROU asset is recorded by class of underlying asset.

The lease term is the non-cancellable period of a lease and includes periods covered by an optional lease extension option if reasonably certain the Company will exercise the option to extend. Conversely, periods covered by an option to terminate are included if the Company does not expect to end the lease during that time frame. Leases with a term of less than twelve months or leases for underlying low value assets are recognized as an expense in net income on a straight-line basis over the lease term.

A lease modification will be accounted for as a separate lease if it materially changes the scope of the lease. For a modification that is not a separate lease, on the effective date of the lease modification, the Company will remeasure the lease liability and corresponding ROU asset using the interest rate implicit in the lease or the Company's incremental borrowing rate. Any variance between the remeasured ROU asset and lease liability will be recognized as a gain or loss in net income to reflect the change in scope.

ZenaTech had a prepaid month-to-month lease, which expired mid-June 2023. The Company has since changed locations and commenced a long-term lease contract starting at the end of June 2023. The lease contract is non-cancellable for an initial 5-year term and then can be extended up to 25 years, per agreement.

Lease Liability

The Company makes lease liability payments every two months starting with June 2023.

Maturity analysis as of September 30, 2024
Contractual undiscounted cash flows (USD)
Less than a year	$65,816
One to five years	175,787
More than 5 years	–
Total undiscounted as of September 30, 2024	$241,603

Right of Use (ROU) Asset

Right of Use Asset, net
ROU asset	$279,072
Amortization	(67,187)
Total net Right of Use Asset as of September 30, 2024	$211,885

Lease Liability
Current	$54,201
Non- Current	$161,697
Total lease liability as of September 30, 2024	$215,898

ZenaTech paid $32,503 USD or $43,847 CAD and incurred $7,716 USD or $10,409 interest expense for the nine months ended September 30, 2024. The currency exchange rate was $1 USD to $1.349 CAD as listed on https://www.poundsterlinglive.com on September 30, 2024.

Maturity analysis as of December 31, 2023
Contractual undiscounted cash flows (USD)
Less than a year	$51,097
One to five years	199,390
More than 5 years	–
Total undiscounted as of December 31, 2023	$250,487

ROU Asset

ROU Asset, net
ROU asset	$279,072
Amortization	(28,585)
Total net ROU Asset as of December 31, 2023	$250,487

The Company paid $36,290 USD or $46,265 CAD for 2023 lease and incurred $6,801 USD or $9,178 interest expense for the year ended December 31, 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.poundsterlinglive.com on December 31, 2023.

Account Name Changes and Reclassification

We reclassified certain amounts from the prior presentation to comply with the balance sheet presentation for the quarter ended September 30, 2023. We changed the presentation of the “Advance to affiliate for future services” on the balance sheet from the current assets section into a split amount of short-term amount of $2,500,000, and long-term amount that is the total amount less the short-term. We also changed the presentation of the “Advance to affiliate”

on the statement of cash flows to investing activities from financing activities since it was incorrectly classified as a financing activity, per IAS 7. Prior period statements were reclassified to comply with IAS 8. There is no change due to this update.

The Company changed the account name from ‘Salaries and benefits’ to ‘Wages and benefits’, which better reflects the categories of expenses included in it.

4.ACQUISITIONS AND SALES

Acquisition of PsPortals, Inc.

On January 7, 2022, with an effective date of December 31, 2021, ZenaTech acquired all stock of PsPortals, Inc., a Delaware, United States of America, corporation. PsPortals is a principal supplier of browser-based software applications for public safety. The Company paid $900,000 USD and closing fees of $1,818 USD of which $450,000 USD was cash and issued a promissory note for $450,000 USD to its majority shareholder. The promissory note has terms of thirty-six months that begin January 1, 2022, and end December 31, 2024, and bears an interest of six percent (6%) per year.

The allocation of the purchase consideration is as follows:

Assets acquired
Cash	$567,975
Computers and equipment	44,798
Note receivable	63,195
Product development costs (Note 6)	1,048,782
Less liabilities assumed
Accounts payable	(1,721)
Deferred revenue	(595,860)
Net purchase price ($900,000 USD)	$1,127,169
Acquisition payment
Cash ($450,000 USD, less closing adjustment)	$558,414
Promissory note ($450,000 USD)	568,755
TOTAL	$1,127,169

The note payable balance was $72,596 or $54,082 USD as of September 30, 2024. The Company made payments totaling $106,637 or $158,926 USD or incurred a currency exchange loss of $4,246  on this note for the nine months ended September 30, 2024. The currency exchange rate was $1 USD to $1.349 CAD as listed on https://www.poundsterlinglive.com on September 30, 2024.

The note payable balance was $227,637 as of December 31, 2023. The Company incurred a currency exchange loss of $9,514 on this note for the year ended December 31, 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.poundsterlinglive.com on December 31, 2023.

Sale of Wallet Software

ZenaTech, Inc. sold for $250,000 USD all ZenaPay, Inc. the wallet software assets to Epazz Limited, Ireland, a related party, on October 2, 2023. The sale was in the form of a convertible promissory note with interest rate of 8% and 10-year terms. The sale note is convertible into Common Stock at 20% discount based on average closing price of trading day. ZenaPay, Inc., a Wyoming, USA corporation is a subsidiary of ZenaTech, Inc., a British Columbia corporation that provides software and cloud-based enterprise software solutions for e-commerce industry. Epazz Limited, Ireland is a subsidiary of Epazz, Inc., a company controlled by Shaun Passley, PhD (note 15).

The Company accrued $20,511 interest income related to this note as of September 30, 2024.

5.NOTE RECEIVABLE

The John Gray Note

On January 7, 2022, with an effective date of December 31, 2021, the Company purchased PsPortals, Inc. With this purchase ZenaTech acquired a non-interest-bearing note receivable from John Gray, its former majority shareholder.

The note receivable had a balance of $4,057 USD or $5,473 as of September 30, 2024. The currency exchange rate was $1 USD to $1.349 CAD as listed on https://www.poundsterlinglive.com on September 30, 2024.

The note receivable had a balance of $16,557 USD or $21,927 as of December 31, 2023. On December 31, 2023 the currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.poundsterlinglive.com.

Note Receivable affiliate

ZenaTech, Inc. sold for $341,850 or $250,000 USD all ZenaPay, Inc. the wallet software assets to Epazz Limited, Ireland, a related party on October 2, 2023. The sale was in the form of a convertible promissory note with interest rate of 8% and 10-year terms. The sale note is convertible into Common Stock at 20% discount based on average closing price of trading day. ZenaPay, Inc., a Wyoming, USA corporation is a subsidiary of ZenaTech, Inc., a British Columbia corporation that provides software and cloud-based enterprise software solutions for e-commerce industry. Epazz Limited, Ireland is a subsidiary of Epazz, Inc., a company controlled by Shaun Passley, PhD (note 15).

The Company accrued $20,511 interest income related to this note as of September 30, 2024

6. PRODUCT DEVELOPMENT COSTS

The amounts listed in the tables below are historical amounts. As such, each type of software product development cost is presented in the acquired currency.

	Asset	Total		Total		Amortization	Total	Net Book
	Source and	Costs	Additions	Costs	Amortization	9 Mo. Ended	Amortization	Value
	Currency	12/31/2023	2024	09/30/2024	12/31/2023	09/30/2024	09/30/2024	09/30/2024
ZenaPay Plant Software	Developed internally, USD	28,080	Nil	28,080	28,080	Nil	28,080	Nil
System View Software	Acquired – business combination, USD	40,190	–	40,190	39,529	661	40,190	–
ZigVoice Software	Acquired – business combination, USD	9,702	–	9,702	9,543	159	9,702	–
WorkAware Software	Acquired – business combination, CAD	3,96,600	–	3,96,600	89,842	19,603	1,09,444	2,87,156
TillerStack Software	Acquired – business combination, EURO	15,84,516	–	15,84,516	3,12,345	78,445	3,90,790	11,93,726

PsPortals Software	Acquired – business combination, USD	10,48,782	–	10,48,782	1,39,694	52,105	1,91,799	8,56,983
Robotic Arm Technology	Acquired separately, USD	8,40,000	–	8,40,000	–	–	–	8,40,000
Drone Development	Developed internally, USD	13,76,200	5,29,320	19,05,520	–	–	–	19,05,520
Total		53,24,070	5,29,320	58,53,390	6,19,033	1,50,973	7,70,005	50,83,385

Product development costs totaled $5,109,053 on the balance sheet and includes a difference of $(25,668) due to foreign currency adjustments to cost and intangible asset amortization as of September 30, 2024.

	Asset	Total		Total		Amortization	Total	Net Book
	Source and	Costs	Additions	Costs	Amortization	12 Mo. Ended	Amortization	Value
	Currency	12/31/2022	2023	12/31/2023	12/31/2022	12/31/2023	12/31/2023	12/31/2023
ZenaPay Wallet and Merchant[1]	Developed internally, CAD	$28,746	$Nil	$ 28,746	$28,730	$16	$28,746	$Nil
ZenaPay Plant Tracker	Developed internally, CAD	28,080	–	28,080	22,464	5,616	28,080	–
System View Software	Acquired – business combination, USD	40,190	–	40,190	31,491	8,038	39,529	661
ZigVoice Software	Acquired – business combination, USD	9,702	–	9,702	7,602	1,940	9,542	160
WorkAware Software	Acquired – business combination, CAD	396,600	–	396,600	63,402	26,440	89,842	306,758
TillerStack Software	Acquired – business combination, EURO	1,584,516	–	1,584,516	206,711	105,634	312,345	1,272,171
PsPortals Software	Acquired – business combination, USD	1,048,782	–	1,048,782	69,775	69,919	139,694	909,088
Robotic Arm Technology	Acquired separately, USD	840,000	–	840,000	–	–	–	840,000
Drone Development	Developed internally, USD	792,168	584,032	1,376,200	–	–	–	1,376,200
Total		$4,768,784	$584,032	$5,352,816	$430,175	$217,603	$647,779	$4,705,038

1 – The Company sold ZenaPay Wallet and Merchant software in October 2023 for $250,000 to Epazz Limited, Ireland, a related company; see notes 4 and 15.

Product development costs totaled $4,705,038 and includes a difference of $994 due to foreign currency adjustments to cost and intangible asset amortization as of December 31, 2023.

7.FIXED ASSETS

	As of	As of
	September 30,	December 31,
	2024	2023
Fixed assets:
Computers and equipment	$79,960	$77,768
Accumulated depreciation	(55,581)	(46,436)
Net computers and equipment	24,379	31,332
Vehicle	39,561	–
Accumulated depreciation	(1,081)	–
Net computers and equipment	38,480	–
Total fixed assets, net	$62,859	$–

The Company acquired a vehicle during third quarter of 2024 that is depreciated over 6-years using straight line depreciation.

Fixed assets had a currency gain of $(1,748) and accumulated depreciation expense had a foreign currency gain of $9,108 for the nine months ended September 30, 2024.

Fixed assets had a currency loss of $(985) and accumulated depreciation expense had a foreign currency loss of $(301) for the year ended December 31, 2023.

8.GOODWILL

The Company recorded goodwill of $2,468,722 associated with the PacePlus acquisition. The asset is not being amortized for financial reporting purposes (note 18).

9.SHORT-TERM LINE OF CREDIT

The Company has a $100,000 USD line of credit with TD Bank though its PS Portals, Inc. subsidiary classified as short-term debt. The line of credit has a variable interest rate that is renewable annually. The current interest rate is 9.5%.

The Company loaned $99,659 USD or $134,441 on September 30, 2024. The currency exchange rate was $1 USD to $1.349 CAD as listed on https://www.poundsterlinglive.com.

The Company had loaned $99,747 USD or $132,095 on December 31, 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.poundsterlinglive.com at that date.

10.LOANS PAYABLE

The Company had amounts borrowed in United States dollars, or USD. We used US dollars to describe these transactions since they were the historical amounts. When appropriate for certain year-end balance sheet information, we converted those amounts to Canada dollars, or CA dollars or $, as listed on the https://www.poundsterlinglive.com.

	As of	As of
	September 30,	December 31,
	2024	2023
Balance of Loans Payable:
GG Mars Capital, Inc. (note 15)	$3,025,902	$2,508,843
Star Financial Corporation (note 15)	2,376,060	1,993,072
Jennings Family Investments, Inc. (note 15)	2,632,148	2,470,429
PsPortals, Inc. acquisition note (note 4)	72,956	227,637
ProPal Investments, LLC. (note 15)	674,500	662,150
Debenture – GG Mars Capital, Inc. (note 15)	215,716	–
Debenture – Marie Pindling (note 15)	13,490	–
Debenture – Olga Passley (note 15)	13,490	–
Debenture – Yvonne Rattray (note 15)	13,490	–
Debenture – Nancy Cowden	154,932	–
Total Loans Payable	$9,192,684	$7,862,130

Note: See note 15 for related party notes.

Debt Financing

From time-to-time the Company has received and repaid loans from Epazz, Inc, Shaun Passley and his immediate family members, to fund operations. These related party debts are fully disclosed in note 14 below. ZenaTech has back-up lines of credit from related parties and others with an available spending limit of $16,500,000 to cover the repayment of the current portion of long-term debt, should it need it.

Epazz, Inc. Convertible Line of Credit

On June 1, 2018 the Company and Epazz, Inc., a related party, entered into a convertible line of credit agreement whereby Epazz agreed to advance funds of up to $400,000 USD to the Company as needed for acquisitions and working capital needs. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. The agreement expires on December 31, 2025, and carries an interest rate of 6% on unpaid funds. No payments are due to Epazz on balances of $400,000 USD or less until the expiration of the agreement. Interest on the note is rolled into the principal amount on a quarterly basis. Provided that the Company is not in default, the agreement can be renewed for ten additional twelve-months periods.

The total amount available to borrow was $400,000 USD or $539,600 as of September 30, 2024. The currency exchange rate used in calculations was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com.

The total amount available to borrow was $400,000 USD or $529,720 as of December 31, 2023. The currency exchange rate used in calculations was $1 USD to $1.3243 CAD, as listed on https://www.poundsterlinglive.com.

There were no borrowings outstanding under this agreement as of September 30, 2024, or December 31, 2023.

GG Mars Capital, Inc. Convertible Line of Credit

The Company entered into an agreement with GG Mars Capital, Inc. (“GG Mars Capital” or “Lender”), a related party, for a convertible line of credit on August 1, 2019 (note 10). The Company issued GG Mars Capital a promissory note for $100,000 USD with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. The principal amount of this loan shall be due and payable on July 31, 2022. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2019. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. GG Mars Capital has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. The Company borrowed $295,000 USD from GG Mars Capital and issued GG Mars Capital a promissory note for $295,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. On March 1, 2021 both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. GG Mars Capital converted $800,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022 (note 12). On November 30, 2023 both parties amended the note, which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $6,000,000 USD or $8,094,000 and the amount drawn on the note was $2,243,070 USD or $3,025,902 as of September 30, 2024. The Company had an accrued interest expense of $96,853 USD or $130,655 and GG Mars Capital had an unrealized currency loss of $45,783 during this period. The currency exchange rate was $1 USD to $1.349 CAD as listed on https://www.poundsterlinglive.com on September 30, 2024.

The total amount available to borrow was $6,000,000 USD or $7,945,800 and the amount drawn on the note was $1,894,467 USD or $2,508,843 as of December 31, 2023. The Company had an accrued interest expense of $104,464 and GG Mars Capital had an unrealized currency loss of $34,122 during 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.poundsterlinglive.com on December 31, 2023.

Star Financial Corporation Convertible Line of Credit

The Company entered into an agreement with Star Financial Corporation (“Star Financial Corporation”), a related party, for a convertible line of credit on August 1, 2019 (note 15). The Company issued Star Financial Corporation a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2020. Star Financial Corporation has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Both parties agreed to increase the amount to $500,000 USD on July 1, 2020. The Company borrowed $149,000 USD from Star Financial Corporation and issued Star Financial Corporation a promissory note for $149,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. The principal amount of this loan shall be due and payable on July 31, 2022. Both parties amended the note on March 1, 2021, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. Star Financial Corporation converted $720,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022 (notes 11 and 15). Both parties amended the note on November 30, 2023 which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $6,000,000 USD or $8,094,000 and the amount drawn on the note was $1,761,349 USD or $2,376,060 as of September 30, 2024. The Company had an accrued interest expense of $76,232 USD or $102,838 and Star Financial Corporation had an unrealized currency loss of $36,386) during this period. The currency exchange rate was $1 USD to $1.349 CAD as listed on https://www.poundsterlinglive.com on September 30, 2024.

The total amount available to borrow was $6,000,000 USD or $7,945,800 and the amount drawn on the note was $1,505,000 USD or $1,993,072 as of December 31 ,2023. The Company had an accrued interest expense of $88,427, and Star Financial Corporation had an unrealized currency loss of $(23,669) during 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.poundsterlinglive.com on December 31, 2023.

Jennings Family Investments, Inc. Convertible Line of Credit

The Company entered into an agreement with Cloud Builder, Inc. (“Cloud Builder”) for a convertible line of credit of $100,000 USD on August 1, 2019. Cloud Builder was controlled by the Company’s Chief Financial Officer. Cloud Builder, Inc. assigned the note to Jennings Family Investments, Inc on August 1, 2023. The Company issued the Lender a promissory note for $100,000 USD and a simple interest rate of six percent (6%) per annum and no covenants. The principal amount of this loan shall be due and payable in the first month after any amount is borrowed. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting the first of the following month. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. The Lender has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Both parties amended the note on August 1. 2020, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. The Lender converted $640,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022. Both parties amended the note on November 30, 2023, which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available was $6,000,000 USD or $8,094,000 and the amount drawn was $1,951,184 USD or $2,632,148. The Company had accrued interest expense of $86,385 USD or $116,533 as of September 30, 2024. Jennigs Family Investments had an unrealized currency loss of $45,185. The currency exchange rate was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com as of September 30, 2024.

The total amount available was $6,000,000 USD or $7,975,800 and the amount drawn was $1,865,460 USD or $2,470,429 as of December 31, 2023. The Company had accrued interest expense of $37,660. The lender had an unrealized currency loss of $(703). The currency exchange rate was $1 USD to $1.3243 CAD on December 31, 2023, as listed on https://www.poundsterlinglive.com.

PsPortals, Inc. Note

ZenaTech acquired all stock of PsPortals, Inc., a Delaware corporation for $901,818 USD, on January 7, 2022, with an effective date of December 31, 2021. The Company paid $450,000 USD in cash and issued a three-year promissory note that began January 1, 2022 for $568,755 USD, which includes additional interest of six percent (6%) per year, has a maturity date of December 31, 2024 and is payable to its former shareholders.

The outstanding balance on this loan was $54,082 USD or $72,956 as of September 30, 2024. The Company paid $ 158,926 to former PsPortals shareholders and had $4,245 currency exchange loss. The currency exchange rate was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com on September 30, 2024.

The outstanding balance on this loan was $227,637 as of December 31, 2023. The Company paid $181,417 to former PsPortals shareholders and had a currency exchange loss of $9,514. The currency exchange rate was $1 USD to $1.3243 CAD, as listed on https://www.poundsterlinglive.com on December 31, 2023.

Propal Investments LLC Loan

The Company secured a $500,000 USD or $677,550, three-year loan from Propal Investments, LLC on December 15, 2022. Interest payments are paid on the 10th of each month and the principal is due December 14, 2025. This loan carries 20 units of debt and one unit contains $25,000 USD or $33,878 unit of debenture, which equals $500,000 USD or $677,550. Each one unit of debenture carries an annual rate of fourteen percent (14%), paid monthly, with no prepayment penalty. Unpaid principal and accrued interest of this loan can convert into common shares at a 20% from market value. Each of the 20 units of debt carry 2,083 warrants for total of 41,667 warrants. Each warrant is exercisable to purchase one share of common stock of the Company at $12 Canadian, which is equal to $8.77 USD using a conversion rate of $1 USD to $1.368 as of the balance sheet date. The warrants expire three years after the Company listing on a recognized state exchange. The loan also has a minimum conversion amount of $25,000 USD or $33,878 or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD or $33,878. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75 USD or $1.02. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer and Director (note 15). For the foreign currency conversions above we used the currency exchange rate of $1 USD to $1.3551 CAD as of December 31, 2022 and as listed by www.poundsterlinglive.com. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $500,000 USD or $674,500 and it incurred no unrealized currency exchange loss related to interest accrued on this loan as of September 30, 2024. There were no payments made for the nine months ended September 30, 2024. The currency exchange rate was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com on September 30, 2024.

The Company’s outstanding balance on this loan was $500,000 USD or $662,150 and it incurred an unrealized currency exchange loss of $(15,400) related to this loan as December 31, 2023. There were no payments made for the year ended December 31, 2023. The currency exchange rate was $1 USD to $1.3243 CAD, as listed on https://www.poundsterlinglive.com on December 31, 2023.

GG Mars Capital, Inc.  Debenture 1

The Company secured a $100,000 USD or $135,390, three-year loan from GG Mars Capital, Inc. on January 9, 2024. GG Mars Capital, Inc. is a related party, see note 15. The principal is due January 8, 2027. This loan carries 20 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $100,000 USD or $135,390. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.poundsterlinglive.com as of March 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $100,000 USD or $134,900 and accrued interest of $3,076 USD or $4,149 related to this loan as of September 30, 2024.

GG Mars Capital, Inc. Debenture 2

The Company secured a $50,000 USD or $67,695, three-year loan from GG Mars Capital, Inc. on January 9, 2024. GG Mars Capital, Inc. is a related party, see note 15. The principal is due January 8, 2027. This loan carries 10 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $50,000 USD or $67,695. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used above was $1 USD to $1.3539 CAD, as listed on https://www.poundsterlinglive.com on March 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $50,000 USD or $67,450 and accrued interest of $1,538 USD or $2,075 related to this loan as of September 30, 2024.

Marie Pindling Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Marie Pindling on January 9, 2024. Marie Pindling is a related party, see note 15. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.poundsterlinglive.com as of March 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $10,000 USD or $13,490 and made $1,391 USD or $1,876 interest payments related to this loan as of September 30, 2024. The currency exchange rate was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com on September 30, 2024.

Olga Passley Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Olga Passley on January 9, 2024. Olga Passley is a related party, see note 15. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.poundsterlinglive.com as of March 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $10,000 USD or $13,490 and made $58 USD or $78 interest payments related to this loan as of September 30, 2024. The currency exchange rate was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com on September 30, 2024.

Yvonne Rattray Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Yvonne Rattray on January 11, 2024. Yvonne Rattray is a related party, see note 15. The principal is due January 10, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.poundsterlinglive.com as of March 31, 2024.

The Company’s outstanding balance on this loan was $10,000 USD or $13,490 and made $1,000 USD or $1,349 interest payments related to this loan as of September 30, 2024. The currency exchange rate was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com on September 30, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

Nancy Cowden Debenture

The Company secured a $1,000,000 USD or $1,323,400, three-year loan from Nancy Cowden on March 14, 2024. The principal is due March 15, 2027. This loan carries 200 units, and one unit contains $5,000 USD or $6,622 unit of debenture, which equals $1,000,000 USD or $1,362,600. The subscriber will wire $100,00 upon the execution of the agreement and will wire the remaining $900,000 upon the SEC sending a completed review letter which means the registration statement is effective and approved. Each one unit of debenture carries an annual rate of ten percent (10%) monthly converted into additional principal each month. The loan also has a minimum conversion amount of $25,000 USD or $33,118, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $100,000 USD or $135,390. The conversion price after applying the twenty percent (20%) discount off the market price.

The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.poundsterlinglive.com as of March 31, 2024.

The Company’s outstanding balance on this loan was $114,850 USD or $154,932 and made no interest payments related to this loan and accrued interest of $7,795 USD or $10,515 as of September 30, 2024. This note has an adjustment for stock subscriptions payable of $620,017 USD or $836,403. The currency exchange rate was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com on September 30, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

Convertible Debt Table

Certain debts can be converted into the Company’s Common Stock at a 20% discount. The total number of shares issuable for convertible debt as of September 30, 2024 is 4,062,717. This assumes all potentially convertible debt was converted as of September 30, 2024. Other assumptions include a common stock market price of $2.08 USD or $2.81 per share on October 31, 2024 and a USD to Canadian conversion rate $1.349, as of September 30, 2024. See table below for debt itemization. All amounts are in CAD in the table below.

	As of	Number
	September 30,	of
	2024	Shares
GG Mars Capital, Inc. –convertible debt at a 20% discount	$3,025,902	1,347,999
Star Financial Corporation –convertible debt at a 20% discount	2,376,060	1,058,503
Jennings Family Investments, Inc. –convertible debt at a 20% discount	2,632,148	1,172,587
Propal Investments LLC –convertible debt at a 20% discount	674,500	300,481
GG Mars Capital, Inc. debentures –convertible debt at a 20% discount	215,716	96,099
Marie Pindling debenture –convertible debt at a 20% discount	13,490	6,010
Olga Passley debenture –convertible debt at a 20% discount	13,490	6,010
Yvonne Rattray debenture –convertible debt at a 20% discount	13,490	6,010
Nancy Cowden debenture –convertible debt at a 20% discount	154,932	69,020
Total Number of Common Stock Shares Debt can Convert to	$9,119,728	4,062,717

11.SHARE CAPITAL

Authorized Common Stock

The Company is authorized to issue an unlimited number of Common Shares with a par value of $0.30.

Holders of Common Shares are entitled to one vote per share upon all matters on which they have the right to vote. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. The Company may, if authorized by the directors, purchase or otherwise acquire any of its Common Shares at a price and upon the terms determined by the directors. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital. Holders of the Common Shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of dissolution or winding up of the affairs of the Company, holders of the Common Shares are entitled to share ratably in all assets of the Company remaining after payment of all amounts due to creditors.

Issued and Outstanding

The Company issued 166,667 common shares of the Company to Maxim Group, Inc. on February 7, 2024 for advisory services in connection with its Nasdaq listing at a price of $4.80 per share.

The Company issued 3,333 common shares of the Company to Yvonne Rattray on February 7, 2024 for services as director of the Company at a price of $4.80 per share (notes 12 and 15).

The Company issued 3,333 common shares of the Company to Neville Brown on February 7, 2024 for services as director of the Company at a price of $4.80 per share (notes 12 and 15).

The Company effected a 1 to 6 reverse stock split of its common shares on July 1, 2024. The Company had 17,080,050 shares of common stock on a post reverse stock split basis, including 63,722 shares issuable upon exercise of outstanding warrants as of September 30, 2024. The above financial statements were updated to reflect the post-reverse split stock allocation, as per IAS 33, paragraph 64.

On July 15, 2024, we issued 291,829 units at a price of $10.28 per unit for gross proceeds of approximately $3,000,000.12 USD or $4,104,000.16 each unit being comprised of one common share and one warrant, with each warrant being exercisable at a price of $10.28 for a period of three years from the time the shares are listed for trading on a recognized stock exchange. We raised the funds for general corporate and working capital purposes. We used the currency exchange rate was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com on September 30, 2024 to calculate the above foreign exchange conversion. As a result, the Company had 17,663,879 shares, including 355,551 common shares issuable upon exercise of outstanding warrants as of July 15, 2024.

On July 1, 2024 the Company reduced the share capital by 30 shares to account for fractional shares as a result of 1 to 6 split as such there were 17,016,486 shares post-split.

On July 24, 2024 the Company issued 291,829 common shares at $10.28 USD or $13.87 per share for cash to five entities for a total of $3,000,002 USD or $4,133,403. The Company issued 49,088 shares to Star Financial Corporation and 55,396 shares to GG Mars Capital.

The Company’s outstanding share capital was 17,308,315 common shares of stock as of September 30, 2024.

The Company’s outstanding share capital was 16,843,182 common shares of stock as of December 31, 2023.

Warrants Outstanding

The Company issued 22,056 warrants on September 19, 2020 upon conversion of subscription receipts issued on September 19, 2019.  Each warrant is exercisable into one common share at a price of $0.90 per share for a period of three years from the date that the shares are listed on a recognized stock exchange.

The Company has 41,667 warrants outstanding from the agreement with Propal Investments, LLC.

The Company secured a $500,000 USD or $677,550, three-year loan from Propal Investments, LLC on December 15, 2022. Interest payments are paid on the 10th of each month and the principal is due December 14, 2025. This loan carries 20 units of debt and one unit contains $25,000 USD or $33,878 unit of debenture, which equals $500,000 USD or $677,550. Unpaid principal and accrued interest of this loan can convert into common shares at a 20% from market value. Each of the 20 units of debt carry 2,083 warrants for total of 41,667 warrants. Each warrant is exercisable to purchase one share of common stock of the Company at $12 Canadian, which is equal to $8.90 USD using a conversion rate of $1 USD to $1.349 as of the balance sheet date. These warrants expire three years after the Company listing on a recognized state exchange. The loan also has a minimum conversion amount of $25,000 USD or $33,878 or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD or $33,878. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75 USD or $1.01. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer and Director (note 15). For the foreign currency conversions above we used the currency exchange rate of $1 USD to $1.3551 CAD as of December 31, 2022 and as listed by www.poundsterlinglive.com.

The table below summarizes the outstanding warrants and the strike price as of September 30, 2024. The Company applied a USD to Canadian conversion rate of $1.349 as of September 30, 2024, when calculating the option price for the warrants. These warrants are non-dilutive.

	As of September 30, 2024
	Option Price	Option Price	Number of
	CAD	USD	Shares
Warrants, other	$0.90	$0.67	22,056
ProPal Investments, LLC – warrants	$12.00	$8.90	41,667
Total Number of the Company’s Shares Warrants Could Convert to			63,723

12.STOCK COMPENSATION

The Company has a Compensation Package for Directors and Executives. Elements of compensation awarded to, earned by or paid to each of our directors and executive officers who served during the last two financial years. This compensation discussion considers the size and stage of development of the Company to date.

As of December 31, 2022, the named executive officers of the Company were Shaun Passley, PhD as Chief Executive Officer, and James Sherman as Chief Financial Officer (the “Named Executive Officers”). Mr. Passley and Mr. Sherman are expected to be the only Named Executive Officers for the current fiscal year as well.

In assessing the compensation of its Named Executive Officers, the Company’s objectives have been to retain and motivate a highly talented executive team, allowing the Company to develop, evolve and achieve business and financial objectives. We believe compensation should be structured to ensure that a significant portion of an executive's compensation opportunity is at risk and related to factors that influence shareholder value.

The Company issued 3,333 common shares of the Company to each of Yvonne Rattray and Neville Brown for services as directors of the Company on February 7, 2024 at a price of $4.80 per share or $3.54 USD (notes 11 and 15). The currency exchanged used in this conversion was $1 USD to $1.36 as of July 1, 2024 as listed on www.pondsterlinglive.com.

No other compensation was provided to key management personnel for the years ended December 31, 2023, and 2022 (note 15). The Company and Shaun Passley, PhD agreed to forego his salary from inception until September 30, 2024.

13.FINANCIAL INSTRUMENTS

The Company’s consolidated financial instruments include accounts receivable, accounts payable, a note receivable, and loans payable. The carrying value of accounts receivable and accounts payable as presented in these consolidated financial statements are reasonable estimates of fair values due to the relatively short periods to maturity and the terms of these instruments.

Financial instruments must be classified at one of three levels within a fair value hierarchy according to the relative reliability of the inputs used to estimate their values. The three levels of the hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3: Inputs that are not based on observable market data.

Risk Exposure and Management

The Company is exposed to various financial instrument risks and continuously assesses the impact and likelihood of this exposure. These risks include credit risk, liquidity risk, interest rate risk and currency risk.  Where material these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations resulting in financial loss to the Company. Management believes the risk of loss to be minimal.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due or can only do so at excessive cost. The Company had a working capital of $1,165,457 as of September 30, 2024. All the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. Therefore, the Company is not exposed to any significant liquidity risk.

Interest Rate Risk

Interest risk is the risk that the fair value or future cash flows will fluctuate because of changes in market risk. The Company’s accounts receivable currently bears no interest. The Company is not exposed to any interest rate risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company’s exposure to currency risk is limited to cash, accounts receivable, notes receivable, accounts payable and loans payable denominated in United States of America dollars. The Company does not enter into derivative financial instruments contracts to mitigate foreign exchange risk.

14.CAPITAL MANAGEMENT

The Company has operations generating positive cash flow but still depends on financing through debt and equity to fund its long-term investments, primarily drone investment and distribution activities. The speed at which the Company will grow its drone sales will depend on the amount of financing the Company will be able to secure. The capital structure of the Company consists of shareholders’ equity, which is comprised of share capital and deficit. The Board of Directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends and is not exposed to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management for the years ended December 31, 2023, and 2022 respectively.

15.RELATED PARTY TRANSACTIONS

We organized the related party transactions by total as of September 30, 2024, in the table below according with IAS 24, paragraph 18. Readers should See the notes following the table for a detailed description of all related party transactions.

Para 18	Related Party	Nature of the Relationship	Information of the Transaction	Total Shares of Stock Owned as of September 30, 2024	Total Amount of Transactions in US or CA Dollars as of September 30, 2024	Total Outstanding Balance in US or CAD dollars as of September 30, 2024
1	Shaun Passley, PhD	CEO, Chairman of the BOD, controlling common stock ownership with Epazz	Stock ownership	4,836,460	–	–
2	Epazz, Inc.	Controlling common stock ownership with Shaun Passley, PhD	Stock ownership	4,967,300	–	–
3	Epazz, Inc.	Controlling common stock ownership with Shaun Passley, PhD	$400,000 USD note payable, currently not used	–	–	–
4	Epazz, Inc.	Controlling common stock ownership with Shaun Passley, PhD	Advance to affiliate for future services[1]	–	$9,990,553CAD	$9,990,553 CAD
5	Ameritek Ventures, Inc.	Shaun Passley owns Ameritek Ventures’ voting stock	Stock ownership	583,333	–	–

6	GG Mars Capital, Inc.[2]	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Stock ownership	1,691,918	–	–
7	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Convertible line of credit		3,025,902 CAD	3,025,902 CAD
8	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Debenture	–	150,000 USD	202,350 CAD
9	Vivienne Passley	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Stock ownership	167	–	–
10	Star Financial Corporation	Fay Passley, President of Star Financial Corporation is Shaun Passley's family member.	Stock ownership	1,699,203	–	–
11	Star Financial Corporation[3]	Fay Passley, President of Star Financial Corporation is Shaun Passley's family member.	Convertible line of credit	–	2,376,060 CAD	2,376,060 CAD
12	Fay Passley	Fay Passley, President of Star Financial Corporation is Shaun Passley's family member.	Stock ownership	167	–	–
13	Epazz, Limited	A subsidiary of Epazz, Inc. Epazz, Inc. and Shaun Passley, PhD. have controlling common stock ownership	Note receivable from affiliate[4]	–	$250,000 USD	$342,000 CAD
14	James A. Sherman	Chief Financial Officer	Stock ownership	361,667	–	–
15	Craig Passley	Board member, Shaun Passley's family member	Stock ownership	93,333	–	–
16	Paul Piekos	Director and board member	Stock ownership	37,333	–	–
17	Thomas Burns	Director and board member	Stock ownership	37,333	–	–
18	Neville Brown	Director and board member	Stock ownership	3,333	–	–
19	Yvonne Rattray	Director and board member	Stock ownership	3,333	–	–
20	Yvonne Rattray	Director and board member	Debenture	–	$10,000 USD	$13,490 CAD
21	Marie Pindling	Shaun Passley’s family member	Debenture	–	$10,000 USD	$13,490 CAD
22	Olga Passley	Shaun Passley’s family member	Debenture	–	$10,000 USD	$13,490 CAD

23	Epazz, Inc. or its subsidiaries[5]	Epazz, Inc. has controlling common stock ownership of ZenaTech with Shaun Passley, PhD	Programming and support, wages, legal and professional services	–	–	$536,352 CAD

1 – Advance to affiliate for future services, see ‘Advance to affiliate for future services’ below.

2 – This agreement was negotiated by Dr. Passley with a member of his family and may not be as favorable to the Company as if it had been negotiated at arm’s length with an unaffiliated party.

3 – This agreement was negotiated by Dr. Passley with a member of his family and may not be as favorable to the Company as if it had been negotiated at arm’s length with an unaffiliated party.

4 – See note 4 and ‘Sale of ZenaPay, Inc wallet software’ below.

5 – For itemized description by category, see ‘Other payments to affiliates’ below.

There are no commitments, doubtful accounts, and provision related to any of the outstanding balances due from related parties listed above.

Stock Ownership Following Company Spin-Off

On November 18, 2018, the Company was restructured as a way of stock dividend to Epazz shareholders. Shaun Passley, PhD and Epazz, Inc. commonly own 57.6% of the Company’s common stock after the spin-off and subsequent common shares distributions.

Management Services Agreement

The Company entered into a management services agreement with Epazz on November 18, 2018, in connection with the spin-off, pursuant to which Epazz agreed to provide certain management services to ZenaTech, including for labor, office space, hosting, travel, banking, and business development, and the Company agreed to pay Epazz a 45 percent (45%) markup on all expenses incurred in providing the services to ZenaTech. The parties amended the agreement to change the markup from 45% to 20% starting January 31, 2019. Under the agreement the Company agreed to indemnify Epazz for losses incurred by it in connection with the provision of the services to the Company, except to the extent those losses result from the willful misconduct of Epazz. The agreement has a 20-year term. However, the agreement may be terminated at any time with the mutual consent of the parties. All funds due from Epazz, Inc. represent advances for programming, support, and management fees on the statement of net income or loss. The Company will realize this asset through services rendered by Epazz during 2024 and 2025.

Under this agreement the Company pays Epazz for management, programming, support and various office operating costs.

Directors’ Stock Compensation

Key management personnel are those people that have the authority and responsibility for planning, directing, and controlling the activities of the Company directly and indirectly. Key management personnel include the Company’s directors and members of the senior management group. The Company offers its directors and officers only stock compensation for their services. Neither officers nor board of directors are paid salaries. The stock awards are recognized as an expense at the time of granting and for each period are described below.

The Company issued 6,667 common shares of the Company, representing 3,333 to each of Yvonne Rattray and Neville Brown for services as directors of the Company on February 7, 2024 at a price of $4.80 or $3.54 USD per share (notes 11 and 12). The currency exchanged used in this conversion was $1 USD to $1.36 as of July 1, 2024 as listed on www.pondsterlinglive.com.

The Company and Shaun Passley, PhD agreed to forego his salary from inception until September 30, 2024.

No other compensation was provided to key management personnel for the years ended December 31, 2023

Advance to Affiliate for Future Services

As operation process ZenaTech advances funds to Epazz, Inc. These funds are relating to the Management Services Agreement with Epazz and are restricted for the use and benefit of ZenaTech. Funds advanced to Epazz are designed to be consumed through services provided by Epazz for the benefit of ZenaTech. Epazz is paying for product development costs, professional fees, wages and benefits, and other general and administrative costs. Funds are settled on a daily or weekly basis. The Company has the right to enforce repayment of these funds from Epazz.

The management services agreement is similar to software as a service, in which Epazz not only provides the labor but also the equipment and facilities. The Company prepays Epazz to acquire the equipment and facilities, and then the equipment and facilities are provided as services that correspond with our labor needs. The amount of the equipment and facilities is recorded over time as the labor uses the equipment and facilities, as a single fee per contractor.

The Company is using the management service agreement as opposed to establishing our own facility in offshore locations for the reasons that it is very time-consuming, the cost would be much greater, it is difficult to establish entities in foreign countries and establish banking relations difficult, and hiring foreign personnel which speaks different languages would cause communication issues. Furthermore, the foreign market would see ZenaDrone as a start-up company versus Epazz which has been well established in the offshore market for over a decade.

The Company increased the number of contractors during the two quarters ended September 30, 2024 since the Company’s drone products are transitioning from research and development projects to manufacturing. The additional 20 contractors are manufacturing technicians.

Through management service agreement there is a new manufacturing facility in Lahore, Pakistan. Epazz leased the facility, did leasehold improvements and purchased all of the equipment, tools, vehicles, supplies and materials needed to begin to manufacture the drones. These are upfront investments, which the Company prepaid as services which will be expensed monthly as the contractor uses the equipment and facilities to produce the drones.

The total advances to Epazz for future services was $12,296,051 as of September 30, 2024. Of this amount $1,963,348 was included in current assets and $10,332,403 was included in the long-term assets. The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company. The long-term amount will be paid back in services or cash.

The table below summarizes the changes in the advance and note to affiliates for the nine months ended September 30, 2024.

	Activity	Short-term	Long-term	Notes
	Type	Advance	Advance	Receivable
				from Affiliates
Balances as of December 31, 2023		$2,500,000	$4,623,155	$341,850
Additions to the advance to affiliates during the year
Advances to Epazz, Inc. during the year	(A)		5,367,398	–
Total additions during the year		–	5,367,398	–
Less, services provided by Epazz, Inc. during the year
Programming and support fees	(A)	11,552
Wages and benefits	(A)	12,700	–	–
Product development costs	(B)	512,100	–	–
Total services provided during the year		536,352	–	–
Balances as of September 30, 2024		$1,963,648	$9,990,553	$341,850

Activity type:

(A)Operating expense

(B)Long-term asset for drone development.

The total advances to Epazz for future services was $7,465,005 as of December 31, 2023. Of this amount $2,500,000 is included in current assets and $4,480,126 is included in the long-term assets. The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company. The Company deducts every quarter the expenses from the $2,500,000 current assets then the Company debits long-term assets at the end of the quarter and credits current assets. The amount is based on what the Company needs, but the Company expected that $2,500,000 will be for a twelve-month (12) period based on the current projected needs of the Company. The Company is planning for a ramp-up period as manufacturing of the drones starts. Therefore, the Current asset amount will most likely increase.

The table below summarizes the changes in the advance and note to affiliates for the year ended December 31, 2023.

	Activity	Short-term	Long-term	Notes
	Type	Advance	Advance	Receivable
				from Affiliates
Balances as of December 31, 2022		$2,500,000	$2,336,623	$–
Additions to the advance to affiliates during the year
Advances to Epazz, Inc. during the year	(A)	–	2,545,124	–
Sale of ZenaPay, Inc. to Epazz, Inc.	(B)	–	–	341,850
Total additions during the year		–	2,545,124	341,850
Less, services provided by Epazz, Inc. during the year
Wages and benefits	(A)	236,884	–	–
Product development costs	(B)	21,708	–	–
Total services provided during the year		258,592	–	–
Adjustment for expected services provided in the next 12-months	(A)	258,592	(258,592)	–
Balances as of December 31, 2023		$2,500,000	$4,623,155	$341,850

Activity types in the table above are,

(A)Operating activity, and

(B)Investing activity.

Sale of ZenaPay, Inc. Wallet Software

ZenaTech, Inc. sold for $250,000 USD all ZenaPay, Inc. the wallet software assets to Epazz Limited, Ireland, a related party, on October 2, 2023. The sale was in the form of a convertible promissory note with interest rate of 8% and 10-year terms. The sale note is convertible into Common Stock at 20% discount based on average closing price of trading day. ZenaPay, Inc., a Wyoming, USA corporation is a subsidiary of ZenaTech, Inc., a British Columbia corporation that provides software and cloud-based enterprise software solutions for e-commerce industry. Epazz Limited, Ireland is a subsidiary of Epazz, Inc., a company controlled by Shaun Passley, PhD (note 4).

Other Payments to Affiliates

Out of $257,884 representing total balance that the Company paid Epazz or its subsidiaries during the year ended December 31, 2023, $236,884 was advanced for salaries to Epazz Research and Development and $21,708, or $15,891 USD was paid for programming and support.

Debt Financing

From time-to-time the Company has received and repaid loans from Epazz, Inc, Shaun Passley and his immediate family members, to fund operations. These related party debts are fully disclosed in note 14 below. ZenaTech has back-up lines of credit from related parties and others with an available spending limit of $16,500,000 to cover the repayment of the current portion of long-term debt, should it need it.

Epazz, Inc. Convertible Line of Credit

On June 1, 2018 the Company and Epazz, Inc., a related party, entered into a convertible line of credit agreement whereby Epazz agreed to advance funds of up to $400,000 USD to the Company as needed for acquisitions and working capital needs. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. The agreement expires on December 31, 2025, and carries an interest rate of 6% on unpaid funds. No payments are due to Epazz on balances of $400,000 USD or less until the expiration of the agreement. Interest on the note is rolled into the principal amount on a quarterly basis. Provided that the Company is not in default, the agreement can be renewed for ten additional twelve-months periods.

The total amount available to borrow was $400,000 USD or $539,600 as of September 30, 2024. The currency exchange rate used in calculations was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com.

The total amount available to borrow was $400,000 USD or $529,720 as of December 31, 2023. The currency exchange rate used in calculations was $1 USD to $1.3243 CAD, as listed on https://www.poundsterlinglive.com.

There were no borrowings outstanding under this agreement as of September 30, 2024, or December 31, 2023.

GG Mars Capital, Inc. Convertible Line of Credit

The Company entered into an agreement with GG Mars Capital, Inc. (“GG Mars Capital” or “Lender”), a related party, for a convertible line of credit on August 1, 2019 (note 10). The Company issued GG Mars Capital a promissory note for $100,000 USD with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. The principal amount of this loan shall be due and payable on July 31, 2022. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2019. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. GG Mars Capital has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. The Company borrowed $295,000 USD from GG Mars Capital and issued GG Mars Capital a promissory note for $295,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. On March 1, 2021 both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. GG Mars Capital converted $800,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022 (note 12). On November 30, 2023 both parties amended the note, which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $6,000,000 USD or $8,094,000 and the amount drawn on the note was $2,243,070 USD or $3,025,902 as of September 30, 2024. The Company had an accrued interest expense of $96,853 USD or $130,655 and GG Mars Capital had an unrealized currency loss of $45,783 during this period. The currency exchange rate was $1 USD to $1.349 CAD as listed on https://www.poundsterlinglive.com on September 30, 2024.

The total amount available to borrow was $6,000,000 USD or $7,945,800 and the amount drawn on the note was $1,894,467 USD or $2,508,843 as of December 31, 2023. The Company had an accrued interest expense of $104,464 and GG Mars Capital had an unrealized currency loss of $34,122 during 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.poundsterlinglive.com on December 31, 2023.

Star Financial Corporation Convertible Line of Credit

The Company entered into an agreement with Star Financial Corporation (“Star Financial Corporation”), a related party, for a convertible line of credit on August 1, 2019 (note 15). The Company issued Star Financial Corporation a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2020. Star Financial Corporation has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Both parties agreed to increase the amount to $500,000 USD on July 1, 2020. The Company borrowed $149,000 USD from Star Financial Corporation and issued Star Financial Corporation a promissory note for $149,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. The principal amount of this loan shall be due and payable on July 31, 2022. Both parties amended the note on March 1, 2021, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. Star Financial Corporation converted $720,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022 (notes 11 and 15). Both parties amended the note on November 30, 2023 which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $6,000,000 USD or $8,094,000 and the amount drawn on the note was $1,761,349 USD or $2,376,060 as of September 30, 2024. The Company had an accrued interest expense of $76,232 USD or $102,838 and Star Financial Corporation had an unrealized currency loss of $36,386) during this period. The currency exchange rate was $1 USD to $1.349 CAD as listed on https://www.poundsterlinglive.com on September 30, 2024.

The total amount available to borrow was $6,000,000 USD or $7,945,800 and the amount drawn on the note was $1,505,000 USD or $1,993,072 as of December 31 ,2023. The Company had an accrued interest expense of $88,427, and Star Financial Corporation had an unrealized currency loss of $(23,669) during 2023. The currency exchange rate was $1 USD to $1.3243 CAD as listed on https://www.poundsterlinglive.com on December 31, 2023.

Propal Investments LLC Loan

The Company secured a $500,000 USD or $677,550, three-year loan from Propal Investments, LLC on December 15, 2022. Interest payments are paid on the 10th of each month and the principal is due December 14, 2025. This loan carries 20 units of debt and one unit contains $25,000 USD or $33,878 unit of debenture, which equals $500,000 USD or $677,550. Each one unit of debenture carries an annual rate of fourteen percent (14%), paid monthly, with no prepayment penalty. Unpaid principal and accrued interest of this loan can convert into common shares at a 20% from market value. Each of the 20 units of debt carry 2,083 warrants for total of 41,667 warrants. Each warrant is exercisable to purchase one share of common stock of the Company at $12 Canadian, which is equal to $8.77 USD using a conversion rate of $1 USD to $1.368 as of the balance sheet date. The warrants expire three years after the Company listing on a recognized state exchange. The loan also has a minimum conversion amount of $25,000 USD or $33,878 or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD or $33,878. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75 USD or $1.02. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer and Director (note 15). For the foreign currency conversions above we used the currency exchange rate of $1 USD to $1.3551 CAD as of December 31, 2022 and as listed by www.poundsterlinglive.com. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $500,000 USD or $674,500 and it incurred no unrealized currency exchange loss related to interest accrued on this loan as of September 30, 2024. There were no payments made for the nine months ended September 30, 2024. The currency exchange rate was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com on September 30, 2024.

The Company’s outstanding balance on this loan was $500,000 USD or $662,150 and it incurred an unrealized currency exchange loss of $(15,400) related to this loan as December 31, 2023. There were no payments made for the year ended December 31, 2023. The currency exchange rate was $1 USD to $1.3243 CAD, as listed on https://www.poundsterlinglive.com on December 31, 2023.

GG Mars Capital, Inc.  Debenture 1

The Company secured a $100,000 USD or $135,390, three-year loan from GG Mars Capital, Inc. on January 9, 2024. GG Mars Capital, Inc. is a related party, see note 15. The principal is due January 8, 2027. This loan carries 20 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $100,000 USD or $135,390. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.poundsterlinglive.com as of March 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $100,000 USD or $134,900 and accrued interest of $3,076 USD or $4,149 related to this loan as of September 30, 2024.

GG Mars Capital, Inc. Debenture 2

The Company secured a $50,000 USD or $67,695, three-year loan from GG Mars Capital, Inc. on January 9, 2024. GG Mars Capital, Inc. is a related party, see note 15. The principal is due January 8, 2027. This loan carries 10 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $50,000 USD or $67,695. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used above was $1 USD to $1.3539 CAD, as listed on https://www.poundsterlinglive.com on March 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $50,000 USD or $67,450 and accrued interest of $1,538 USD or $2,075 related to this loan as of September 30, 2024.

Marie Pindling Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Marie Pindling on January 9, 2024. Marie Pindling is a related party, see note 15. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.poundsterlinglive.com as of March 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $10,000 USD or $13,490 and made $1,391 USD or $1,876 interest payments related to this loan as of September 30, 2024. The currency exchange rate was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com on September 30, 2024.

Olga Passley Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Olga Passley on January 9, 2024. Olga Passley is a related party, see note 15. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.poundsterlinglive.com as of March 31, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $10,000 USD or $13,490 and made $58 USD or $78 interest payments related to this loan as of September 30, 2024. The currency exchange rate was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com on September 30, 2024.

Yvonne Rattray Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Yvonne Rattray on January 11, 2024. Yvonne Rattray is a related party, see note 15. The principal is due January 10, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.poundsterlinglive.com as of March 31, 2024.

The Company’s outstanding balance on this loan was $10,000 USD or $13,490 and made $1,000 USD or $1,349 interest payments related to this loan as of September 30, 2024. The currency exchange rate was $1 USD to $1.349 CAD, as listed on https://www.poundsterlinglive.com on September 30, 2024. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

16.SEGMENTED INFORMATION

The Company had no operating segment information for the nine months ended September 30, 2024, and for the year ended December 31, 2023. All of the Company’s business activity is considered one and included in the same financial segment.

17.SUPPLIMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the Nine Months Ended
	September 30,	September 30,
	2024	2023
Cash interest paid	$64,638	$60,615
Non-cash activity:
Stock issued for professional services (notes 11, 15) Maxim Group and Directors	$832,000	–

18.INCOME TAXES

The Company’s provision for income taxes differs from amounts computed by applying the combined Canadian federal and provincial tax rates, as a result of the following:

	For the Nine Months Ended
	September 30,	December 31,
	2024	2023
Loss before income taxes	$(1,065,528)	$(241,504)

Expected income tax recovery	–	–
Permanent differences	–	–
Change in deferred tax liability	–	4,172
Income tax benefit	$–	$4,172

The tax effects of temporary timing differences that give rise to the deferred tax liability is as follows:

	As of	As of
	September 30,	December 31,
	2024	2023
Product development costs	$–	$4,172

Permanent differences	$–	$4,172

The Company recorded goodwill of $2,468,722 associated with the PacePlus acquisition. The asset is not being amortized for financial reporting purposes. The asset is being amortized over a period of twenty years for income tax purposes. This would generally give rise to a long-term deferred tax asset when companies have taxable income. Since ZenaTech did not anticipate having taxable income, the Company did not make a reserve for this asset. As such, the deferred tax asset has not been recognized.

19.SUBSEQUENT EVENTS

The Company listed all of its common shares of stock on Nasdaq, Inc., a New York state stock exchange, under the ticker ‘ZENA’ on October 1, 2024. The stock is active and currently trading on Nasdaq and other stock exchanges.

On October 8, 2024, ZenaTech, Inc. and ZenaDrone, Inc. purchased design patent USD1005883S1 from Epazz, Inc. and Shaun Passley by issuing 6,000 Super Voting shares. The allocation of the 6,000 Super Voting Shares shall be 5,000 to Epazz, Inc. and 1,000 to Shaun Passley. Additionally ZenaTech, Inc. issued 500,000 of Preferred shares with a stating value of $3.00 USD per share. The allocation of the Preferred Shares shall be 500,000 to Epazz, Inc. and 100,000 to Shaun Passley.

On October 9, 2024, Jennings Family Investments agreed to enter a convertible loan agreement with ZenaTech, Inc. for $5,000,000 USD for 120-months at a simple interest rate of 8%. This loan has a loan origination fee of 200,000 Preferred Shares of ZenaTech, Inc. at a stated value of $3.00 per share and 500,000 Warrants of Common Stock. Each warrant shall entitle the holder to purchase Common Stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2024 whichever is lower, which expire in 10 (ten) years from the date of this executed agreement. Provided that the borrower is not in default the borrower may extend this note for 5 (five) additional terms of 36-months. Lender shall have an option to convert all or part of the balance into ZenaTech, Inc. Preferred Shares with a stating value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days.

On October 9, 2024, Nancy Cowell agreed to enter a convertible loan agreement with ZenaTech, Inc. for $8,000,000 USD for 120-months at a simple interest rate of 8%. This loan has a loan origination fee of 400,000 Preferred Shares of ZenaTech, Inc. at a stated value of $3.00 per share and 600,000 Warrants of Common Stock. Each warrant shall entitle the holder to purchase Common Stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2024 whichever is lower, which expire in 10 years from the date of this executed agreement. Provided that the borrower is not in default the borrower may extend this note for 5 (five) additional terms of 36-months. Lender shall have an option to convert all or part of the balance into ZenaTech, Inc. Preferred Shares with a stating value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days.

On October 9, 2024, Lone Stella, LLC agreed to enter a convertible loan agreement with ZenaTech, Inc. for $5,000,000 USD for 120-months at a simple interest rate of 8%. This loan has a loan origination fee of 200,000 Preferred Shares of ZenaTech, Inc. at a stated value of $3.00 per share and 500,000 Warrants of Common Stock. Each warrant shall entitle the holder to purchase Common Stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2024 whichever is lower, which expire in 10 years from the date of this executed agreement. Provided that the borrower is not in default the borrower may extend this note for 5 (five) additional terms of 36 months. Lender shall have an option to convert all or part of the balance into ZenaTech, Inc. Preferred Shares with a stating value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days.

On October 9, 2024, GG Mars Capital, Inc. agreed to enter a convertible loan agreement with ZenaTech, Inc. for $5,000,000 USD for 120-months at a simple interest rate of 8%. This loan has a loan origination fee of 200,000 Preferred Shares of ZenaTech, Inc. at a stated value of $3.00 per share and 500,000 Warrants of Common Stock. Each warrant shall entitle the holder to purchase Common Stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2024 whichever is lower, which expire in 10 years from the date of this executed agreement. Provided that the borrower is not in default the borrower may extend this note for 5 (five) additional terms of 36 months. Lender shall have an option to convert all or part of the balance into ZenaTech, Inc. Preferred Shares with a stating value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days.

On October 9, 2024, Star Financial Corporation agreed to enter a convertible loan agreement with ZenaTech, Inc. for $5,000,000 USD for 120-months at a simple interest rate of 8%. This loan has a loan origination fee of 200,000 Preferred Shares of ZenaTech, Inc. at a stated value of $3.00 per share and 500,000 Warrants of Common Stock. Each warrant shall entitle the holder to purchase Common Stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2024 whichever is lower, which expire in 10 years from the date of this executed agreement. Provided that the borrower is not in default the borrower may extend this note for 5 (five) additional terms of 36 months. Lender shall have an option to convert all or part of the balance into ZenaTech, Inc. Preferred Shares with a stating value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days.

On October 9, 2024, ZenaTech and Jennings Family Investments agreed to convert $400,000 USD of the August 1, 2019 promissory note line of credit to 270,416 shares of the Common Stock of ZenaTech, Inc. in accordance with the terms of the note and Promissory Note Line of Credit Conversion dated August 1, 2019. Conversion rate was 20% discount of Closing price ($1.849 USD) on October 9, 2024.

On October 9, 2024, ZenaTech and Star Financial Corporation agreed to convert $150,000 USD of the August 1, 2019 promissory note line of credit to 101,406 shares of the Common Stock of ZenaTech, Inc. in accordance with the terms of the note and Promissory Note Line of Credit Conversion dated August 1, 2019. Conversion rate was 20% discount of Closing price ($1.849 USD) on October 9, 2024.

On October 9, 2024, ZenaTech and GG Mars Capital, Inc. agreed to convert $150,000 USD of the August 1, 2019 promissory note line of credit to 101,406 shares of the Common Stock of ZenaTech, Inc. in accordance with the terms of the note and Promissory Note Line of Credit Conversion dated August 1, 2019. Conversion rate was 20% discount of Closing price ($1.849 USD) on October 9, 2024.

On October 11, 2024, ZenaTech and Star Financial Corporation agreed to convert $120,000 USD of the August 1, 2019 promissory note principal amount of $760,000 USD line of credit to 500,000 shares of the Common Stock of ZenaTech, Inc. in accordance with the terms of the note and Promissory Note Line of Credit Conversion dated August 1, 2019. Conversion rate was 20% discount of Closing price ($1.76 USD) on October 11, 2024.

On October 11, 2024, ZenaTech and GG Mars Capital, Inc. agreed to convert $120,000 USD of the August 1, 2019 promissory principal amount of $936,000 USD note line of credit to 600,000 shares of the Common Stock of ZenaTech, Inc. in accordance with the terms of the note and Promissory Note Line of Credit Conversion dated August 1, 2019. Conversion rate was 20% discount of Closing price ($1.849 USD) on October 11, 2024.

On October 13, 2024, ZenaTech, Inc. and ZenaDrone, Inc. purchased Utility patent US11597515B2 from Epazz, Inc. and Shaun Passley by issuing 8,000 Super Voting shares. The allocation of the 6,000 Super Voting Shares shall be 6,000 to Epazz, Inc. and 2,000 to Shaun Passley. Additionally ZenaTech, Inc. issued 800,000 of Preferred shares with a stating value of $3.00 USD per share. The allocation of the Preferred Shares shall be 600,000 to Epazz, Inc. and 200,000 to Shaun Passley.

On October 14, 2024, ZenaTech, Inc. entered an acquisition agreement with Epazz, Inc. to acquire one hundred percent (100%) On October 14, 2024, the Company entered an acquisition agreement with Epazz, Inc. to acquire 100% of ZooOffice, Inc. common shares. ZenaTech, Inc. will issue Shareholders 1,000 ZenaTech Super Voting Shares with a stated value of $30.00, 500,000 ZenaTech Common Shares and 100,000 ZenaTech Preferred shares with a state value of $3.00 per Share.

On October 14, 2024, the Company entered an acquisition agreement with Ameritek Ventures, inc. to acquire 100% of Ecker Capital, LLC membership shares. ZenaTech, Inc. will issue Members 3,000 ZenaTech Super Voting Shares with a stated value of $30.00, 1,000,000 ZenaTech Common Shares and 300,000 ZenaTech Preferred shares with a state value of $3.00 per Share.